Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on May 19, 2020. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 10, 2020, or the Annual Report, as well as the Supplemental Risk Factor with respect to the COVID-19 pandemic which appears in our Form 6-K filed with the SEC on April 2, 2020.

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in multiple clinical trials, including a Phase 3 clinical trial for patients with biliary tract cancer, a Phase 1b clinical trial for patients with biliary tract cancer, a Phase 2 clinical trial for patients with platinum-resistant ovarian cancer, and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase 1b clinical trial in patients with advanced colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) that has never been successfully developed or approved as a chemotherapy but has shown potent anti-cancer activity in preclinical studies. We are evaluating NUC-7738 in a Phase 1 clinical trial for patients with advanced solid tumors. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

COVID-19

In April 2020, in response to the COVID-19 pandemic, we announced that in order ease the burden on clinical trial sites and enable healthcare professionals to focus their efforts on caring for patients with COVID-19, the enrollment of new patients in our ongoing clinical trials has been temporarily paused. Patients who are currently enrolled in our ongoing clinical trials are continuing to receive treatment. Subsequently, in May 2020, we announced that enrollment of new patients in our global Phase 3 clinical trial for patients with biliary tract cancer (NuTide:121) has re-commenced in certain geographies, including Australia, Canada, South Korea, Taiwan, Ukraine and the United Kingdom. Additionally, in May 2020, we announced the re-commencement of new patient enrollment in the Phase 1 and Phase 1b clinical trials of NUC-3373 and the Phase 1 clinical trial of NUC-7738. While we continue to evaluate the impact of COVID-19 on our operations, we believe that this pandemic will inevitably cause some delays to the timing of initiation and completion of our clinical trials. However, the precise timing of delays and overall impact is currently unknown and we are continuing to monitor the COVID-19 pandemic as it rapidly evolves. We remain committed to resuming the enrollment of new patients at all of our clinical trial sites as quickly as possible.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing and nonclinical research and development expenses are assigned or allocated to individual product candidates, where appropriate.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars and on dollar-denominated advances paid to suppliers.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States. To date, we have not been, and we do not expect to be, materially impacted by the Tax Cuts and Jobs Act (TCJA) tax reform legislation signed into law in the United States in December 2017.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company, or SME. However, we may be able to file under a large company scheme.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and March 31, 2019

The following table summarizes the results of our operations for the three months ended March 31, 2020 and 2019.

	For the Three Months Ended March 31,
	2020	2019
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(5,938)	(4,350)
Administrative expenses	(1,609)	(1,346)
Net foreign exchange gains (losses)	2,127	(979)

Operating loss	(5,420)	(6,675)
Finance income	144	318

Loss before tax	(5,276)	(6,357)
Income tax credit	1,310	1,000

Loss for the period	(3,966)	(5,357)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	(5)

Total comprehensive loss for the period	(3,945)	(5,362)

Research and Development Expenses

Research and development expenses were £5.9 million for the three months ended March 31, 2020 as compared to £4.4 million for the three months ended March 31, 2019, an increase of £1.5 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £3.0 million in the three months ended March 31, 2020, compared with £1.7 million in the three months ended March 31, 2019. Non-clinical and manufacturing costs decreased by £0.3 million for the three months ended March 31, 2020 as compared to three months ended March 31, 2019. Other research and development costs increased in the three months ended March 31, 2020 by £0.5 million consistent with a higher headcount and share based compensation costs during the quarter.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended March 31, 2020 and 2019:

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Acelarin	3,276	2,145
NUC-3373	1,631	1,256
NUC-7738	664	333
Other	367	616

	5,938	4,350

Administrative Expenses

Administrative expenses were £1.6 million for the three months ended March 31, 2020 as compared to £1.3 million for the three months ended March 31, 2019, an increase of £0.3 million. The increase was primarily related to higher personnel, share-based compensation and insurance costs, offset by lower professional fees.

Net Foreign Exchange Gains (Losses)

For the three months ended March 31, 2020, we reported a net foreign exchange gain of £2.1 million as compared to a net foreign exchange loss of £1.0 million for the three months ended March 31, 2019. In the three months ended March 31, 2020, the gain arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling. Conversely in the three months ended March 31, 2019, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.1 million for the three months ended March 31, 2020 and £0.3 million for the three months ended March 31, 2019. The decrease in bank interest resulted from lower cash balances held on term deposits and lower rates of interest being earned on those deposits.

Income Tax Credit

The income tax credit for the three months ended March 31, 2020, which is largely comprised of U.K. research and development tax credits, amounted to £1.3 million as compared to £1.0 million for the three months ended March 31, 2019. The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of March 31, 2020 and December 31, 2019, we had cash and cash equivalents of £47.6 million and £52.0 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily through the issuances of our equity securities.

In October 2018, we entered into an “at-the-market” (ATM) sales agreement with Cowen and Company, LLC, or Cowen, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Cowen, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program, if any, are registered on a shelf registration statement on Form F-3 that we filed with the SEC in October 2018, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program.

Cash Flows

Comparison of the Three Months Ended March 31, 2020 and March 31, 2019

The following table summarizes the results of our cash flows for the three months ended March 31, 2020 and 2019.

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Net cash used in operating activities	(6,209)	(6,092)
Net cash (used in) from investing activities	(221)	13
Net cash used in financing activities	(73)	(6)

Net decrease in cash and cash equivalents	(6,503)	(6,085)

Operating Activities

The net cash used in operating activities was £6.2 million for the three months ended March 31, 2020 as compared to £6.1 million for the three months ended March 31, 2019, a net increase in cash outflows of £0.1 million. Operating loss cash flows were higher by £1.4 million for the three months ended March 31, 2020, reflecting primarily higher research and development costs. The increase in operating loss cashflows was offset by working capital inflows of £0.3 million in the three months ended March 31, 2020 as compared to working capital outflows of £0.9 million in the three months ended March 31, 2019.

Investing Activities

The net cash used in investing activities was £0.2 million for the three months ended March 31, 2020 as compared to £13,000 net cash generated from investing activities for the three months ended March 31, 2019. Interest received for the three months ended March 31, 2020 was £0.2 million compared with £0.3 million for the three months ended March 31, 2019, a decrease of £0.1 million. In the three months ended March 31, 2020, cash used to acquire intangible assets was higher by £0.1 million than in the three months ended March 31, 2019.

Financing Activities

The net cash used in financing activities was £73,000 for the three months ended March 31, 2020 as compared to £6,000 for the three months ended March 31, 2019, an increase of £67,000. In the three months ended March 31, 2020, payments for lease liabilities were £73,000 as compared to £40,000 in the three months ended March 31, 2019. In the three months ended March 31, 2019 proceeds from the issue of share capital was £34,000. There was no such cash inflow in the three months ended March 31, 2020.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest in our research and development programs, exploit our ProTide pipeline and build out our organization with additional employees.

Additionally, as a public company, we incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least into the fourth quarter of 2021.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space; and

•	developments related to the coronavirus and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.